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                                  Filed Pursuant to Rule 424(b)(3)
                                  Registration No. 333-102165

                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 6
                     TO THE PROSPECTUS DATED MAY 6, 2003


                      2,000,000 shares of Common Stock


            We are offering 2,000,000 shares of our common stock under the terms of a securities purchase agreement entered into on May 8, 2003, with Cranshire Capital, L.P. The securities purchase agreement provides for the purchase of up to 12.5 million shares of our common stock by Cranshire Capital, L.P. on up to five settlement dates within a 16-trading day period following our issuance of a press release announcing our entering into the agreement, which occurred on May 9, 2003. This prospectus supplement relates to the fifth settlement date of June 2, 2003, for the purchase by Cranshire Capital, L.P.

            As previously disclosed in the prospectus supplements dated May 15, 2003, May 21, 2003, May 27, 2003, and May 30, 2003, and including the
2,000,000 shares to which this prospectus supplement relates, an aggregate of 31,500,000 shares have been purchased under our securities purchase agreements with each of Cranshire Capital, L.P. and Magellan International Ltd., dated May 8, 2003, and May 22, 2003. Of the 31,500,000 shares, a total of 15,000,000 shares were purchased by Cranshire Capital, L.P. and a total of 16,500,000 shares were purchased by Magellan International Ltd., resulting in net proceeds to us of $10,937,540.00, after deduction of the 3% fee to our placement agent, J.P. Carey Securities.

            The shares are being purchased at a price of $0.35 per share. The agreements provide that if the average of the volume weighted average trading price of our common stock on the three trading days immediately preceding the applicable settlement date is less than $0.40, the purchaser has the right (but not the obligation) to purchase on such settlement date up to the maximum aggregate amount of the shares under the applicable purchase agreement at $0.35 per share. On June 2, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $0.38 per share.

           This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 50 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated May 6, 2003, as supplemented in Supplement No. 1 on May 15, 2003, Supplement No. 2 on May 21, 2003, Supplement No. 3 on May 27, 2003, and Supplement Nos. 4 & 5 on May 30, 2003. You should read both this prospectus supplement and the prospectus, as previously supplemented, carefully.



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            AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS.
THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is June 3, 2003.